John L. Filippone
Direct Phone:	213.680.6626
Direct Fax:	213.830.8626
john.filippone@bingham.com

September 8, 2010

Via EDGAR and FedEx

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barnes & Noble, Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A by Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC, Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham Filed on August 30 and September 2, 2010 File No. 1-12302

Dear Ms. Duru:

This letter responds to your letter dated September 3, 2010 regarding the Definitive Additional Soliciting Materials filed on Schedule 14A by the above named persons on August 30 and September 2, 2010. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the respective responses.

Soliciting Materials filed August 30 and September 2

1. We reissue prior comment 2 of our letter dated August 17, 2010. In future filings, please recharacterize as your opinion or belief, statements regarding Mr. Riggio and his relationship to, or your beliefs regarding his control of, the Board.

Per the Staff’s comment, in future filings Yucaipa will characterize as its opinion or belief statements regarding Mr. Riggio and his relationship to, or Yucaipa’s beliefs regarding his control of, the Board. However, we note in this respect that Barnes & Noble itself does not dispute that a significant number of the members of the Board are not independent, have been on the Board for many years

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 8, 2010

during which numerous related party transactions with the Riggio family were approved, and the Company’s own filings clearly demonstrate that Mr. Riggio has business and personal ties to at least half the current members of the Board. We believe those facts, and the fact that Mr. Riggio is the Chairman of the Board and by far the largest stockholder of the Company, provide a reasonable basis for Yucaipa’s belief that he exercises significant influence over the Board.

2. We reissue in its entirety comment 7 of our letter dated August 23, 2010. In future soliciting materials, please ensure all statements of opinion regarding the purpose and effect of the stock buyback program are characterized as your opinion. Further, it is not apparent that you have provided the basis for the implied assertion that the buyback program was approved by the Board with the purpose of facilitating an increase in ownership by Mr. Riggio. Please refrain from making similar statements in future filings or set forth the basis for any statements made.

The Staff’s comment is noted. However, we do not believe that Yucaipa has implied that the Board approved the stock buyback programs with the express intent of increasing Mr. Riggio’s ownership or with the “purpose” of facilitating his share ownership increase. Yucaipa’s statements refer to the effect of those buybacks on Mr. Riggio’s percentage ownership and consistently have acknowledged that the percentage ownership of any stockholder who did not dispose of shares during the stock buyback programs would increase. The point Yucaipa is making is that the Board-approved share buybacks resulted in a significant increase in Mr. Riggio’s percentage stock ownership over time, without Mr. Riggio being required to actually purchase any shares. The Board was aware that Mr. Riggio was accumulating additional shares through purchases and stock option grants during this period, resulting in his ownership increasing from approximately 20% to 30% of the outstanding common stock. They did not require that he sell shares on a pro rata basis in the share buybacks, nor did they insist that Mr. Riggio not vote shares in excess of 20%, something the Delaware Court of Chancery recently required with respect to the shares Mr. Riggio acquired upon the exercise of options on the eve of the Record Date for the 2010 Annual Meeting. They did not require him to sign a standstill agreement, and they allowed the Company’s old poison pill to lapse, eliminating any restrictions on Mr. Riggio increasing his ownership. Yucaipa believes those facts, and the Board’s approval of the share buyback programs and their knowledge of the resulting impact on Mr. Riggio’s percentage ownership reasonably can be characterized as having the effect of facilitating his ownership increase.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 8, 2010

3. In future filings, whenever reference is made to the range of the company’s stock price, please provide appropriate context and disclose the timeframe or averaging period over which the price was calculated.

The Staff’s comment is noted, and Yucaipa will endeavor to provide appropriate content and relevant time frames or averaging periods in future filings, as applicable.

We hereby confirm on behalf of the participants that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (213) 680-6626 if you have any questions regarding these responses.

Sincerely yours,

/s/ John L. Filippone John L. Filippone

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